FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 23, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Buenos Aires, October 23, 2008 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), informs that Petrobras Energía Ecuador, a subsidiary of Petrobras Energía S.A., has signed a Memorandum of Understanding in connection with the future execution of a Termination Agreement whereby Block 31 would be returned and an agreement would be entered into with Petroecuador for the assignment of part of the transportation capacity committed by the Company under the Ship or Pay agreement signed with Oleoducto de Crudos Pesados.

The Memorandum of Understanding is subject to administrative and corporate approval by all the State agencies and Petrobras Energía S.A.’s Board of Directors.

Since all rights under Block 31 Participation Agreement will survive until full execution of the Termination of Agreement.

www.petrobras.com.ar

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 23/10/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney